www.linkedin.com/in/gcookmarvin
(LinkedIn)

Top Skills

Management Consulting
Financial Modeling
Business Strategy

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Publications

Linear and Nonlinear Mass Sensing
Using Piezoelectrically-Actuated
Microcantilevers

George C. Marvin

YC Founder | exKlarna | McKinsey Alum | LBS MBA | Mechanical
Engineering
Mexico City, Mexico

Summary

Versatile leader with a proven track record of enabling institutions
to navigate and execute on pressing strategic challenges as well as
effectively scale through digital product development and advanced
analytics enablement, collaborating with C-level executives and
leading cross-functional teams of business owners, developers, and
data scientists to aggressively and profitably grow the business

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Experience

Weltio (YC S22)
Co-Founder
October 2021 - Present (1 year 9 months)
Mexico

Klarna
Head of Global Strategy for Merchants at Klarna
June 2020 - September 2021 (1 year 4 months)
Berlin, Germany

Wayfair
Associate Director, Head of Global Order Visibility
June 2019 - May 2020 (1 year)
Berlin Area, Germany

o Led cross-functional multi-geography teams of developers, data scientists,
and business owners in the creation of a central platform for near real time
visibility and operational decision making across our global supply chain
o Coordinated the analytics and program management teams in identifying
and executing on initiatives for NPS improvement and customer service cost
reduction

McKinsey & Company
Engagement Manager
August 2017 - May 2019 (1 year 10 months)

Mexico City

o Designed the commercial strategy for a bank for a 20% revenue lift using analytics-based segmentation

o Redefined the portfolio strategy for an oil and gas company leading to a 30% increase in value

o Led a strategic diligence to create a business plan for an energy B2B retailer unlocking +250M US

o Advised a mortgage bank on its digital and analytics strategy identifying +230M US of value

o Served a multi-billion-dollar energy player in defining maintenance strategy by implementing advanced analytics

McKinsey & Company
Associate
October 2015 - June 2017 (1 year 9 months)
Mexico City

o Analyzed and performed valuation of an IT services target in Latin America

o Developed the digital strategy for a large mortgage bank and securities issuer

o Designed a public policy strategy for electronic payment systems in Latin America

o Created and implemented a retail growth strategy for a regional bank

McKinsey & Company
Business Analyst
September 2011 - July 2013 (1 year 11 months)
Mexico City Area, Mexico

o Advised a private equity firm on a telecom acquisition through modeling and financial valuation

o Modeled the performance of a mayor infrastructure project and defined their IPO strategy

o Advised a consumer goods company on an acquisition by defining the valuation for the target

o Designed the digital and social media strategy for a retail player in Latin America

o Designed and implemented performance management best practices at an industrial plant

Purdue University
Research assistant

January 2009 - April 2009 (4 months)

o Aided in the design and construction of a system for the control of the environmental atmosphere of MEMS sensors

o Implemented a software solution for the automatic control of the experiments and remote administration using Labview

Microbotix, SA de CV
Intern
December 2007 - July 2008 (8 months)

o Designed, simulated, and constructed the mechanical system for a publicity robot using CAD software.

o Designed, simulated, and assembled the power electronics and digital control systems for a publicity robot using computer simulation software

o Programmed the robot for speech capability

Education

London Business School
Master of Business Administration (MBA), Finance, General · (2013 - 2015)

Tecnológico de Monterrey
Bachelor of Engineering - BE, Mechanical, Electrical, Computer Science · (2005 - 2010)

Purdue University
· (2009 - 2010)

Peterson Schools
· (1996 - 2002)